March 1, 2016
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Enzymotec Ltd.

Annual Report on Form 20-F for the Year Ended December 31, 2014, Filed March 2, 2015
File No. 001-36073

Dear Mr. Rosenberg:

On behalf of our client, Enzymotec Ltd., an Israeli company (the “Company”), further to discussions held with Mr. Frank Wyman of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), we are submitting this letter to supplement our previous letter dated February 22, 2016 responding to comments set forth in the Staff’s letter dated February 9, 2016 (the “Comment Letter”) relating to the annual report on Form 20-F for the year ended December 31, 2014, filed by the Company on March 2, 2015 (the “Annual Report”).

In substitution of the disclosure proposed by the Company in its response on February 22, 2016 to Comment No. 1 included in the Comment Letter, the Company proposes to include the disclosure set forth in Exhibit A hereto.  This updated disclosure would replace in its entirety the Company’s existing disclosure under the heading “Joint Venture Accounting” on page 52 of the Annual Report.  In addition, Exhibit B contains proposed changes to the wording of footnotes 4 and 5 to the Company’s financial statements appearing in the Annual Report.  The Company will include substantially identical disclosure to that set forth in Exhibits A and B in its annual report on Form 20-F for the year ended December 31, 2015, proposed to be filed shortly by the Company.

The Company’s other statements in response to Comment No. 1 and in its response to Comment No. 2 as set forth in our letter dated February 22, 2016 are unchanged.

Please do not hesitate to contact the undersigned at (212) 819-8754 with any questions.

Sincerely, /s/ Colin Diamond Colin Diamond

cc:	Oren Bryan, Chief Financial Officer, Enzymotec Ltd.

Exhibit A

Joint Venture Accounting

We have a joint venture arrangement with AAK, for which we and AAK are responsible for particular functions related to the production, marketing and sale of the final InFat product. We and AAK jointly own 50% each of Advanced Lipids (AL), which serves as a distributor for the joint venture arrangement.

Our role

We manufacture enzymes that we supply to AAK, which then produces the final InFat product at its dedicated facility in Sweden using those enzymes together with other raw materials that AAK is responsible for sourcing. We are responsible for research and development, as well as business development (including penetration of new markets) and marketing activities. We are also responsible for funding our operating expenses associated with our role in the joint venture, including the manufacturing of enzymes.

AAK’s role

AAK is responsible for the production of the final InFat product at its dedicated facility in Sweden which includes, among others, sourcing of raw materials, labor and other costs of production, including freight and logistics, as well as for capital expenditures for increased capacity, inventory storage and management, receivables collection and product liability insurance. Once it has produced the final InFat product, AAK sells it to AL, which, in turn, sells the product to three types of customers: (i) companies that manufacture the end product themselves; (ii) companies that outsource manufacturing of the end product; and (iii) outsourced manufacturers of the end product. AAK is also responsible for funding its operating expenses associated with its role in the joint venture.

Accounting for the arrangement

We recognize two sources of income from the JV arrangement.  First, we recognize revenue for the enzymes sold by us to AAK upon the sale of the final InFat product by AL to its customers. The price that we charge AAK is set forth in the JV Agreement and is our direct production costs plus an agreed-upon margin defined in the JV Agreement.  For any enzymes supplied to AAK that are not yet sold to an end customer of AL, the amount remains in our inventory as title is not transferred prior to the sale to the end customer and is not recognized as revenue.  Second, we also record our share of AL profits under the equity method of accounting within the line item “share in profits of equity investees.” The AL profits that are shared between us and AAK are the profits that AL earns for its distribution activity.

For purposes of segment reporting, which requires presentation on the same basis provided to and utilized by the chief operating decision maker (CODM) to analyze the relevant segment’s results of operations, we account for the arrangement with AAK and the results of operations of AL using the proportionate consolidation method.  Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of AL and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement.

Since our consolidated U.S. GAAP results represent our investment in AL under the equity method, our consolidated U.S. GAAP results of operations reflect lower revenues and a higher gross profit margin than our results of operations accounted for on a proportionate consolidation basis, as shown for purposes of segment reporting.

Exhibit B

NOTE 4 - JOINT COLLABORATION AGREEMENT:

The Company has responsibility for production of the enzyme, research and development, marketing and business development activities. The Partner has responsibility for the supply chain (purchase and procurement of raw materials, managing stock, delivery and collection).

Advanced Lipids operates as a low risk distributor of the joint collaboration. The Company recognizes revenues from its sales of enzymes to the Partner only upon sale of InFat (as described below in Note 5a) by Advanced Lipids to its customers.  As described in Note 1e, the Company accounts for its investment in Advanced Lipids using the equity method of accounting and recognizes its 50% proportionate share of the profit or loss of Advanced Lipids. For the years ended December 31, 2014, 2013 and 2012, sales of enzymes by the Company to the Partner amounted to $13,280,000, $16,666,000 and $8,183,000, respectively. At December 31, 2014 and 2013, the receivable balance was $2,321,000 and $5,370,000, respectively.

NOTE 5 - SEGMENT INFORMATION:

b.	Entity wide information: 3) Revenues from sales of three products out of the Nutrition Segment, which exceed 10% of total revenues, are as follows:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Krill oil	$19,131	34,926	$18,841
Enzymes for the production of InFat (see Note 4)	$13,280	$16,666	$8,183
Sharp PS	$5,505	$5,248	$4,978